UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
 CORPORATION FINANCE


                                                         February 13, 2019

Christopher K. Davis
Senior V. P. and General Counsel
Everest REIT Properties, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, California 91101

RE:    Carey Watermark Investors Incorporated
       Schedule TO-T filed February 11, 2019
       Filed by Everest REIT Investors I, LLC
       File No. 005-87384

Dear Mr. Davis:

        We have reviewed the above-captioned filing and have the following comments. Some of our comments may ask for information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

       Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing this information and/or amendment to this filing, we may raise additional comments.

Schedule TO-T

Section 13. Certain Legal Matters, page 12

1. Please revise to describe the risks or other impacts of the mandatory arbitration provision on tendering holders. These risks may include, but are not limited to, increased costs to bring a claim, limited access to information and other imbalances of resources between the bidder and shareholders, and an acknowledgment that these provisions may discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable.

2. To the extent practicable, please revise to expressly address any uncertainty about whether a court would enforce the mandatory arbitration provision, or advise.

3. Please advise us, with a view toward revised disclosure, whether or not the existing disclosure regarding fee recovery adequately describes: any minimum level required by the plaintiff to avoid payment; who exactly is eligible to recover (e.g., bidder, its affiliates, tendering holders, tendering holders whose shares are purchased in the offer); and any specific fees that may not be recovered beyond the already-cited unreasonable attorney's fees and costs. Christopher K. Davis
Everest REIT Properties, LLC
February 13, 2019
Page 2

Section 15. Miscellaneous, page 13

4. The disclosure states that "[t]he offer is not being made to (nor will tenders be accepted from or on behalf of) Shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction." If the bidders are attempting to rely on Rule 14d-10(b)(2), please note that Rule 14d-10(b)(2) is restricted by interpretation to U.S. state law. While Rules 14d-4 and 14d-10 do not affirmatively govern the dissemination of tender offers into jurisdictions, and thus do not compel the making of an offer into any specific and/or all jurisdictions, Rule 14d-10(a)(1)
   makes clear that the tender offer must be held open to all members of the subject class of equity being sought. Please revise consistent with Rule 14d-10(a)(1), or advise us how the bidders have concluded that they may lawfully exclude certain security holders. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

   Closing Comments

       If the information you provide in response to our comments materially changes the information already provided to shareholders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the offeror is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.


       Please direct any questions to me at (202) 551-3266.

                                                      Sincerely,

                                                      /s/ Nicholas P. Panos

                                                      Nicholas P. Panos
                                                      Senior Special Counsel
                                                      Office of Mergers &
Acquisitions